[PEROT SYSTEMS CORPORATION LETTERHEAD]
Date
Address

Address
     Dear                     :
     As you are aware, in connection with the Merger Agreement, the Board authorized certain changes to your severance benefit program. The purpose of this letter agreement (“Agreement”) is to set forth the terms and conditions of your severance benefits as modified by the Board pursuant to the Merger Agreement and to explain certain limitations that may govern their overall value or payment date. This Agreement generally supersedes and replaces the prior letter agreement between you and the Company dated [                    , ___] (the “Prior Agreement”), regarding your severance benefits following a change in ownership or control of the Company; provided, however, that the terms of this Agreement will be void and of no effect if your employment with the Company is terminated prior to the 80% Threshold Time or if the Merger does not occur, in both of which cases the terms of the Prior Agreement will remain in effect and govern any severance benefits payable to you by the Company. In the event of competing or superseding offers that result in multiple definitive agreements to effect a change in ownership or control of the Company, each such other agreement shall be governed by the terms of the Prior Agreement except as may otherwise be agreed to by you and the parties subject to such definitive agreement.
     As modified, your severance package will become payable by reason of the Merger without the precondition that you incur a termination of employment. To understand the full scope of your benefits, you should familiarize yourself with the definitional provisions of Part One of this letter agreement. The benefits comprising your change in control package are detailed in Part Two, and the terms and conditions of the special excise tax gross up to which you may become entitled are set forth in Part Three. Part Four addresses ancillary matters affecting your change in control arrangement.
PART ONE — DEFINITIONS
     For purposes of this letter agreement, the following definitions will be in effect:
     Agreement means this letter agreement between you and the Company, as it may be amended from time to time in accordance with the applicable provisions of Part Four.
     Average Compensation means the average of your W-2 wages from the Company for the five (5) calendar years (or, if you have been employed by the Company for less than five (5) calendar years, such lesser period of time) completed immediately prior to the calendar year in which the Merger is consummated. Any W-2 wages for a partial year of employment will be annualized, in accordance with the frequency which such wages are paid during such partial year, before inclusion in your Average Compensation.

     Award means any Option, RSU, Stock Appreciation Right or any other award granted to you in accordance with the terms of a Plan.
     Award Agreement means any instrument or agreement, in written or electronic form, between the Company and you evidencing the terms and conditions of an individual Award (subject to the terms and conditions of a Plan), which instrument may, but need not, be executed or acknowledged by you.
     Base Salary means the annual rate of base salary in effect for you immediately prior to the 80% Threshold Time.
     Board means the Company’s Board of Directors.
     Change in Control Benefits means the various payments and benefits to which you may become entitled under Part Two of this Agreement by reason of the 80% Threshold Time. Such Change in Control Benefits may include one or more of the following: the accelerated vesting and cancellation of your Options, Stock Appreciation Rights and/or RSUs, a lump-sum change in control payment, a prorated bonus payment and a lump sump payment equivalent to continued health care coverage provided for you and your spouse and eligible dependents.
     COC Payment means (i) any Change in Control Benefits provided to you under Part Two of this Agreement which is deemed to constitute a parachute payment within the meaning of Code Section 280G(b)(2) and the Treasury Regulations issued thereunder, (ii) any Option COC Payment attributable to your Acquisition-Accelerated Options, (iii) any RSU COC Payment attributable to your Acquisition-Accelerated RSUs and (iv) any Stock Appreciation Right COC Payment attributable to your Acquisition-Accelerated Stock Appreciation Rights.
     Code means the Internal Revenue Code of 1986, as amended.
     Common Stock means the Company’s common stock.
     Company means Perot Systems Corporation, a Delaware corporation, and any successor corporation.
     Dell means Dell Inc., a Delaware corporation.
     DII Holdings means DII — Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Dell.
     80% Threshold Time means the date that the Company becomes a member of the same “affiliated group,” within the meaning of Code Section 1504, of Dell.
     Independent Auditors means KPMG LLP.
     Merger Agreement means that certain agreement and plan of merger dated September 20, 2009 by and between the Company, Dell and DII Holdings.

     Merger Consideration means $30.00 per share of Common Stock, or any higher price per share of Common Stock paid by DII Holdings in connection with the Merger.
     Merger means the merger of DII Holdings into the Company pursuant to the terms of the Merger Agreement with the Company remaining as the surviving entity as an indirect wholly owned subsidiary of Dell.
     Option means any option granted you to purchase shares of Common Stock under any Plan or other arrangement which is outstanding immediately prior to the 80% Threshold Time. Such Options which are accelerated pursuant to the Merger Agreement and become vested and cancelled immediately following the 80% Threshold Time as described in Part Two of this Agreement will be referred to as "Acquisition-Accelerated Options.”
     Option COC Payment means, with respect to any Acquisition-Accelerated Option, the portion of that Option deemed to be a parachute payment under Code Section 280G and the Treasury Regulations issued thereunder. The portion of such Option which is categorized as an Option COC Payment will be calculated in accordance with the valuation provisions established under Code Section 280G and the applicable Treasury Regulations issued thereunder.
     Other COC Payment means any payment in the nature of compensation (other than your Option COC Payment, your RSU COC Payment, your Stock Appreciation Right COC Payment and any other Change in Control Benefits to which you become entitled under Part Two of this Agreement) which are made to you in connection with the Merger and which qualify as parachute payments within the meaning of Code Section 280G(b)(2) and the applicable Treasury Regulations issued thereunder.
     Permissible COC Amount means a dollar amount equal to $1 less than three (3) times your Average Compensation.
     Plan means (i) the Company’s 1991 Stock Option Plan, as amended or restated from time to time, (ii) the Company’s 2001 Long Term Incentive Plan, as amended or restated from time to time and (iii) any other stock incentive plan implemented or established by the Company.
     Pre-Closing Period means a period commencing with the Company’s execution of the Merger Agreement and ending upon the earlier to occur of (i) the consummation of the Merger, or (ii) the termination of such Merger Agreement pursuant to its terms.
     Present Value means the value, determined as of the date of the 80% Threshold Time or other applicable date under Code Section 280G and the applicable Treasury Regulations thereunder, of any payment in the nature of compensation to which you become entitled in connection with the 80% Threshold Time, including (without limitation) the Option and RSU COC Payments attributable to your Acquisition-Accelerated Options and Acquisition-Accelerated RSUs and the additional Change in Control Benefits to which you become entitled under Part Two of this Agreement. The Present Value of each such payment will be determined in accordance with the provisions of Code Section 280G(d)(4), utilizing a discount rate equal to one hundred twenty percent (120%) of the applicable federal rate in effect at the time of such determination, compounded semi-annually to the date of the 80% Threshold Time.

     Prior Agreement means that certain prior letter agreement between you and the Company dated [                    , 2___].
     Rollover RSU Election Form means the Rollover Restricted Stock Unit Election Form, if any, entered into by you pursuant to which you converted all or a portion of the Acquisition-Accelerated Options, Acquisition-Accelerated RSUs, and/or Acquisition-Accelerated Stock Appreciation Rights into restricted stock units to be granted pursuant to the Dell Amended and Restated 2002 Long-Term Incentive Plan.
     RSU means any restricted stock unit granted to you under any Plan or other arrangement which is outstanding immediately prior to the 80% Threshold Time. Such RSUs which are accelerated pursuant to the Merger Agreement and become vested or earned and cancelled immediately following the 80% Threshold Time as described in Part Two of this Agreement will be referred to as “Acquisition-Accelerated RSUs.”
     RSU COC Payment means, with respect to any Acquisition-Accelerated RSU, the portion of that RSU deemed to be a parachute payment under Code Section 280G and the applicable Treasury Regulations issued thereunder. The portion of such RSU which is categorized as a RSU COC Payment will be calculated in accordance with the valuation provisions established under Code Section 280G and the applicable Treasury Regulations issued thereunder.
     Stock Appreciation Right means any stock appreciation right granted to you pursuant to Section 12 of the Company’s 2001 Long Term Incentive Plan (or under any Plan or other arrangement) which is outstanding immediately prior to the 80% Threshold Time. Such Stock Appreciation Rights which are accelerated pursuant to the Merger Agreement and vested or earned and cancelled immediately following the 80% Threshold Time will be referred to as “Acquisition-Accelerated Stock Appreciation Rights.”
     Stock Appreciation Right COC Payment means, with respect to any Acquisition-Accelerated Stock Appreciation Right, the portion of that Stock Appreciation Right deemed to be a parachute payment under Code Section 280G and the applicable Treasury Regulations issued thereunder. The portion of such Stock Appreciation Right which is categorized as a Stock Appreciation Right COC Payment will be calculated in accordance with the valuation provisions established under Code Section 280G and the applicable Treasury Regulations issued thereunder.
     Subsidiary means a “subsidiary corporation,” whether now or hereafter existing, as defined in Code Section 424(f).
     Target Bonus means [one hundred percent (100%)][eighty percent (80%)][seventy percent (70%)][sixty percent (60%)][fifty percent (50%)] of Base Salary.
     Termination Date means the date that the Change in Control Benefits payable pursuant to Part Two of this Agreement have been paid; provided, however, that Part Three of this Agreement with regard to the Gross-Up Payment and Part Four of this Agreement with regard to the indemnification provisions shall survive beyond such Termination Date.

PART TWO — CHANGE IN CONTROL BENEFITS
     At the 80% Threshold Time, you will become entitled to receive the applicable Change in Control Benefits provided under, and subject to, this Part Two; provided you execute (and do not revoke) and deliver to the Company a release substantially in the form of attached Exhibit A, which becomes effective under applicable law.
     The Change in Control Benefits provided under this Part Two shall be in lieu of any other change in control or severance benefits to which you might otherwise become entitled by reason of the Merger under any other severance plan, program or arrangement of the Company maintained prior to the Merger upon a change of control or termination of employment but shall not impact your entitlement to any severance benefits provided to you through any agreement, plan or arrangement with Dell that becomes effective at or in connection with the Merger.
     1. Accelerated Vesting, Cancellation and Cashout.
          (a) Except as otherwise provided in the Rollover Restricted Stock Unit Election Form, each Option or Stock Appreciation Right which you hold immediately prior to the 80% Threshold Time, to the extent such Option or Stock Appreciation Right is not otherwise exercisable for all the shares of Common Stock, or other securities or the total amount of the Stock Appreciation Rights at the time subject to that Option or Stock Appreciation Right, will, to the extent not vested, vest and each vested Option or Stock Appreciation Right will be cancelled subject to and immediately following the 80% Threshold Time, and you will, in full settlement of each vested Option or Stock Appreciation Right, receive from or on behalf of DII Holdings an amount (subject to any applicable withholding tax) in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price or base price, as applicable, per share of such Option or Stock Appreciation Right, multiplied by (ii) the total number of shares of Common Stock subject to such Option or Stock Appreciation Right (the aggregate amount of such cash hereinafter referred to as the “Option Award Consideration”). DII Holdings shall pay or cause to be paid to you the Option Award Consideration as soon as administratively practicable following the 80% Threshold Time, but, in any event, no later than during the calendar year in which the 80% Threshold Time occurs or, if later, two and one-half (2 1/2) months after the 80% Threshold Time.
          (b) Except as otherwise provided in the Rollover Restricted Stock Unit Election Form, each outstanding RSU which you hold immediately prior to the 80% Threshold Time, to the extent such RSU is not otherwise payable, will become vested or earned and be cancelled subject to and immediately following the 80% Threshold Time and converted into the right to receive an amount (subject to any applicable withholding tax) in cash equal to the product of (i) the Merger Consideration multiplied by (ii) the total number of shares of Common Stock subject to such RSU (the aggregate amount of such cash hereinafter referred to as the “Restricted Stock Unit Consideration”). DII Holdings shall pay or cause to be paid to you the Restricted Stock Unit Consideration as soon as administratively practicable following the 80% Threshold Time, but, in any event, no later than during the calendar year in which the 80% Threshold Time occurs or, if later, two and one-half (2 1/2) months after the 80% Threshold Time.

     2. Change in Control Benefits.
          If you are employed by the Company at the 80% Threshold Time, the Company will make a lump-sum cash payment to you that is equal to the sum of the following amounts:
          (a) [One (1)][Two (2)] times the sum of your annual rate of Base Salary and Target Bonus (the “Change in Control Payment”);
          (b) the dollar amount obtained by multiplying one-twelfth (1/12th) of the annual Target Bonus in effect for you for the year of the Merger by the number of full or partial months of employment which you complete with the Company in that year prior to the Merger (the “Prorated Bonus”); and
          (c) an amount equal to (i) the monthly premium payable for continued health coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (without taking into account any available subsidy for such premium) if you were to terminate employment with the Company under the Company’s group health plan, dental and vision plans for yourself, your spouse and your eligible dependents (provided you and your spouse and other eligible dependents are currently enrolled in such plans) less the amount of your monthly employee contribution for such premium, (ii) multiplied by six (6) (the “Benefit Payment”).
          The Change in Control Payment, Prorated Bonus and Benefit Payment shall be paid to you as soon as administratively practicable following the 80% Threshold Time but, in any event, no later than during the calendar year in which the 80% Threshold Time occurs or, if later, two and one-half (2 1/2) months after the 80% Threshold Time. The Change in Control Payment, Prorated Bonus and Benefit Payment shall be subject to the Company’s collection of all applicable withholding taxes, and you will only be paid the amount remaining after such withholding taxes have been collected.
          The payment of the Prorated Bonus pursuant to this Agreement shall be in lieu of any bonus payment that may be earned by you pursuant to the Company’s annual incentive plan with regard to the 2009 performance year (the “2009 Annual Bonus”) except to the extent that such 2009 Annual Bonus would be greater than such Prorated Bonus received pursuant to this Agreement. To the extent that the 2009 Annual Bonus is actually earned, becomes payable to you, and is greater than the Prorated Bonus paid hereunder (such excess the “Excess 2009 Bonus”), the Excess 2009 Bonus shall be payable to you at the time and in accordance with such plan or program under which the 2009 Annual Bonus was awarded. The amount of the 2009 Annual Bonus that is equal to or less than the Prorated Bonus received hereunder shall be forfeited upon receipt of the Prorated Bonus paid hereunder.
     3. Cancellation of Buy Back and Repayment of Profits Provisions.
     At the 80% Threshold Time, the provisions of Sections 7 and 8 of each Nonstatutory Stock Option Agreement you hold under the Company’s 2001 Long-Term Incentive Plan, Sections 7 and 8 of each Restricted Stock Unit Agreement you hold under the Company’s 2001 Long-Term Incentive Plan, Sections 4(b)-(c) and 5 of each Stock Option Agreement you hold under the Company’s 1991 Stock Option Plan, or any similar provisions of any Plan, Award Agreement or any other arrangement to which you are party relating to the Company’s rights to

(i) cancel any Award granted to you, (ii) buy back Common Stock issued to you upon your exercise of an Award and/or (iii) require repayment with respect to certain proceeds received from the sale of any Common Stock issued to you upon your exercise of an Award, shall be deemed to be cancelled and deleted from such documents and shall be of no further force and effect, regardless of whether there is a termination of employment.
PART THREE — SPECIAL TAX PAYMENT
     1. Special Tax Gross-Up. In the event that (i) one or more of the Acquisition-Accelerated Options, Stock Appreciation Rights or RSUs, or any of the Change in Control Benefits to which you become entitled under Part Two of this Agreement or any Other COC Payments are deemed, in the opinion of the Independent Auditors or by the Internal Revenue Service, to constitute an excess parachute payment under Code Section 280G and (ii) it is determined that the aggregate Present Value of the COC Payment attributable to those Change in Control Benefits, the Option COC Payment attributable to your Acquisition-Accelerated Options, the RSU COC Payment attributable to your Acquisition-Accelerated RSUs, the Stock Appreciation Right COC Payment attributable to your Acquisition-Accelerated Stock Appreciation Rights and any Other COC Payments to which you are entitled exceeds one hundred ten percent (110%) of the Permissible COC Amount, then you shall be entitled to receive from the Company one or more additional payments (collectively, the “Gross-Up Payment”) in an aggregate dollar amount determined pursuant to the following formula, provided and only if the general release required of you pursuant to the provisions of Part Two has become effective:
X = Y ÷ [1 — (A + B + C)], where
X is the aggregate dollar payment of the Gross-Up Payment.
Y is the total excise tax, together with all applicable interest and penalties (collectively, the “Excise Tax”), imposed on you pursuant to Code Section 4999 (or any successor provision) with respect to the excess parachute payment attributable to COC Payments and any Other COC Payments.
A is the Excise Tax rate in effect under Code Section 4999 for such excess parachute payment,
B is the highest combined marginal federal income and applicable state income tax rate in effect for you for the applicable calendar year in which the Gross-Up Payment is made, determined after taking into account the deductibility of state income taxes against federal income taxes to the extent actually allowable for that calendar year, and
C is the applicable Hospital Insurance (Medicare) Tax Rate in effect for you for the applicable calendar year in which the Gross-Up Payment is made.
     Should the aggregate Present Value of the COC Payment attributable to your Change in Control Benefits, the COC Payment attributable to your Acquisition-Accelerated Options, RSUs and Stock Appreciation Rights, and any Other COC Payments to which you become entitled not exceed one hundred ten percent (110%) of the Permissible COC Amount, then no Gross-Up

Payment shall be made under this Part Three, and the Change in Control Benefits shall instead be subject to reduction in accordance with the benefit limitation provisions of Appendix I to this Agreement.
     2. Determination Procedures. All determinations required to be made under this Part Three shall be made by the Company or Dell and certified by the Independent Auditors in accordance with the following procedures:
          (a) Within ten (10) business days after the closing of the Merger, the Company shall provide you with a written determination of the COC Payments attributable to your Acquisition-Accelerated Options, Acquisition-Accelerated RSUs and Acquisition-Accelerated Stock Appreciation Rights (if any), the COC Payment attributable to your Change in Control Benefits under Part Two, and any Other COC Payment to which you are entitled, together with detailed supporting calculations with respect to the Gross-Up Payment due you by reason of those various COC Payments and a certification by the Independent Auditors of the accuracy of such calculations. The Company shall pay the resulting Gross-Up Payment to you within three (3) business days after receipt of such determination.
          (c) In the event the Treasury Regulations issued under Code Section 280G (or applicable judicial decisions) specifically address the status of any Change in Control Benefits or Other COC Payment or the method of valuation therefor, the characterization afforded to such payment by the Treasury Regulations (or such decisions) shall, together with the applicable valuation methodology, be controlling. All other determinations shall be made on the basis of “substantial authority” (within the meaning of Code Section 6662).
          (d) Both you and the Company shall provide the Company, Dell and Independent Auditors with access to and copies of any books, records and documents in your or its possession which may be reasonably requested by the Company, Dell or the Independent Auditors and shall otherwise cooperate with the Company, Dell or the Independent Auditors in connection with the preparation and issuance of the determinations and certification contemplated by this Part Three.
          (e) All fees and expenses of the Independent Auditors and the appraisers shall be borne solely by the Company, and to the extent those fees or expenses are treated as a COC Payment, they shall be taken into account in the calculation of the Gross-Up Payment, if any, to which you are entitled under this Part Three.
     3. Additional Claims. You shall provide written notification to the Company of any claim made by the Internal Revenue Service which would, if successful, require the payment by the Company of an additional Gross-Up Payment. Such notification shall be given as soon as practicable after you are informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. You shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which such notice is given to the Company (or such shorter period ending on the date that any payment of taxes, interest and/or penalties with respect to such claim is due). Prior to the expiration of such thirty (30) day or shorter period, the Company shall ether (i) pay you the additional Gross-Up Payment attributable to the Internal Revenue Service claim or (ii) provide written notice to you that the Company shall contest the claim on your behalf. In the event, the Company provides you with such written notice, you shall:
          (a) provide the Company with any information reasonably requested by the Company relating to such claim;
          (b) take such action in connection with contesting such claim as the Company may reasonably request in writing from time to time, including (without limitation) accepting legal representation with respect to such claim by an attorney reasonably selected by the Company and reasonably satisfactory to you, with the fees and expenses of such attorney to be the sole responsibility of the Company without any tax implications to you in accordance with the same tax indemnity/gross-up arrangement as in effect under subparagraph (d) below;
          (c) cooperate with the Company in good faith in order to effectively contest such claim; and
          (d) permit the Company to participate in any proceedings relating to such claim; provided, however, that the Company shall bear and pay directly all additional Excise Taxes imposed upon you and all costs, legal fees and other expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify you for and hold you harmless from, on an after-tax basis, any additional Excise Tax (including interest and penalties) imposed upon you and any Excise Tax or income or employment tax (including interest and penalties) attributable to the Company’s payment of that additional Excise Tax on your behalf or imposed as a result of such representation and payment of all related costs, legal fees and expenses. The amounts owed to you by reason of the foregoing shall be paid to you or on your behalf as they become due and payable. Without limiting the foregoing provisions of this subparagraph (d), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at the Company’s sole option, either direct you to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and you shall prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that should the Company direct you to pay such claim and sue for a refund, the Company shall advance the amount of such payment to you, on an interest-free basis, and shall indemnify you for and hold you harmless from, on an after-tax basis, any Excise Tax or income or employment tax (including interest or penalties) imposed with respect to such advance or with respect to any imputed income with respect to such advance or any income resulting from the Company’s forgiveness of such advance; provided, further, that the Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder, and you shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.
PART FOUR — MISCELLANEOUS
     1. Continued Indemnification. The benefits of the indemnification and advancement-of-expenses provisions for officers and directors under the Company’s certificate of incorporation, bylaws, directors and officers liability insurance policy (if any) and any indemnification agreement between you and the Company shall (to the maximum extent permitted by law) be extended to you during the period following your resignation or termination of employment for any reason, whether or not in connection with the Merger, with respect to all acts or omissions occurring during your period of employment with the Company. Notwithstanding any provisions of this Agreement to the contrary, this Section 1 shall survive, with respect to all acts or omissions occurring during your period of employment with the Company, the Termination Date and any such resignation or termination of employment for a period of six (6) years from the date of the Merger; provided, however, that if any claim is asserted or made within such six (6) year period, all rights under this Section 1 shall continue until disposition of such claim.
     2. No Mitigation Duty. The Company shall not be entitled to set off any of the following amounts against the Change in Control Benefits to which you may become entitled under Part Two of this Agreement: (i) any amounts which you may subsequently earn through other employment or service following your termination of employment with the Company or (ii) any amounts which you might have potentially earned in other employment or service had you sought such other employment or service.
     3. Death. Should you die before your receive the full amount of payments and benefits to which you may become entitled under this Agreement, then the balance of such payments shall be made, on the due dates hereunder had you survived, to the executors or administrators of your estate.
     4. Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and shall be binding upon, (i) the Company and its successors and assigns, including any successor entity by merger, consolidation or transfer of all or substantially all of the Company’s assets (whether or not such transaction constitutes a change in control), and (ii) you, the personal representative of your estate and your heirs and legatees.
     5. Amendment and Termination.
          (a) This Agreement may only be amended by written instrument signed by you and an authorized officer of the Company. This Agreement shall remain in effect through the Termination Date.
          (b) This Agreement may not be terminated during the Pre-Closing Period; provided, however, that the terms of this Agreement will be void and of no effect if your employment with the Company terminates prior to the 80% Threshold Time or if the Merger Agreement terminates pursuant to its terms in which case the Prior Agreement will remain in effect and govern any severance benefits payable to you by the Company.
     6. Governing Law/Other Agreements. This Agreement is to be construed and interpreted under the laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof. Except as provided in Section 5 of this Part Four and this Agreement’s introductory paragraph, this Agreement supersedes all prior agreements between you and the Company relating to the subject of severance benefits payable upon a change in control or ownership of the Company, and you will not be entitled to any other severance benefits upon such a termination other than those that are provided in this Agreement.
     7. At Will Employment. Nothing in this Agreement is intended to provide you with any right to continue in the employ of the Company (or any Subsidiary) for any period of specific duration or interfere with or otherwise restrict in any way your rights or the rights of the Company (or any Subsidiary), which rights are hereby expressly reserved by each, to terminate your employment at any time and for any reason, with or without cause.
     8. Arbitration. Any controversy or dispute arising out of or relating to this Agreement shall be settled by arbitration in accordance with the Employment Dispute Resolution Rules of the American Arbitration Association (or such other rules as may be agreed upon by both you and the Company). The arbitration shall be held in Dallas County in the State of Texas, and any court having jurisdiction thereof may enter judgment upon the award rendered by the arbitrator(s). Such award shall be binding and conclusive upon the parties. Notwithstanding the foregoing, this Section 8 shall not apply to the enforcement of the release substantially in the form of attached Exhibit A signed (and not revoked) and delivered by you to the Company.
     9. Code Section 409A. This Agreement is intended (i) to be exempt from the requirements of Code Section 409A by reason of the short-term deferral rule with respect to the payment of the Option Award Consideration, the Restricted Stock Unit Consideration, the Change in Control Payment, the Prorated Bonus, and the Benefits Payment and (ii) to comply with Code Section 409A and its corresponding Treasury Regulations and related guidance issued thereunder with respect to the Gross-Up Payment. To the extent Code Section 409A applies to this Agreement, this Agreement shall be administered in accordance with Code Section 409A and its corresponding Treasury Regulations and related guidance issued thereunder.
     10. Severability. If any provision of this Agreement (including any provision within a single section, paragraph or sentence) or the application of such provision to any person or circumstance, shall be judicially declared to be invalid, unenforceable or void, such decision will not have the effect of invalidating or voiding the remainder of this Agreement or affect the application of such provision to other persons or circumstances, it being the intent and agreement of the parties that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent, or if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the same objective. Any such finding of invalidity or unenforceability shall not prevent the enforcement of such provision in any other jurisdiction to the maximum extent permitted by applicable law.

     Please indicate your agreement with the foregoing terms and conditions of your change in control severance package by signing the Acceptance section of the enclosed copy of this letter and returning it to the Company.
Very truly yours,
PEROT SYSTEMS CORPORATION
By:
Title:

ACCEPTANCE
     I hereby agree to all the terms and provisions of the foregoing Agreement governing the special benefits to which I may become entitled in the event of consummation of the Merger or achievement of the 80% Threshold Time.

Signature :

APPENDIX I
BENEFIT LIMIT
1. Benefit Limit. Should it be determined that the aggregate Present Value of the COC Payment attributable to the Change in Control Benefits, the Option COC Payment attributable to your Acquisition-Accelerated Options, the RSU COC Payment attributable to your Acquisition-Accelerated RSUs, and the Stock Appreciation Right COC Payment attributable to your Acquisition-Accelerated Stock Appreciation Rights, when added to the Present Value of any Other COC Payment to which you may be entitled, does not exceed one hundred ten percent (110%) of the Permissible COC Amount, then no Gross-Up Payment shall be made to you under Part Three of the Agreement. Instead, the limitations set forth in this Appendix I to the Agreement shall apply. Accordingly, the amount of the Change in Control Benefits otherwise due you under Part Two of the Agreement shall be reduced to the extent necessary to assure that the aggregate Present Value of the COC Payment attributable to your Change in Control Benefits, the Option COC Payment attributable to your Acquisition-Accelerated Options, the RSU COC Payment attributable to your Acquisition-Accelerated RSUs, the Stock Appreciation Right COC Payment attributable to your Acquisition-Accelerated Stock Appreciation Rights, and any Other COC Payments to which you may be entitled does not exceed the greater of the following dollar amounts (the “Benefit Limit”):
     (a) the Permissible COC Amount, or
     (b) the amount which yields you the greatest after-tax amount of benefits under Part Two of the Agreement after taking into account any excise tax imposed under Code Section 4999 on the COC Payment attributable to the Change in Control Benefits which are provided you under Part Two, the Option COC Payment attributable to your Acquisition-Accelerated Options, the RSU COC Payment attributable to your Acquisition-Accelerated RSUs, the Stock Appreciation Right COC Payment attributable to your Acquisition-Accelerated Stock Appreciation Rights, or any Other COC Payments to which you are entitled.
2. Benefit Reduction.
     (a) To the extent the aggregate Present Value of (i) the Option, RSU and Stock Appreciation Right COC Payments attributable to your Acquisition-Accelerated Options, RSUs and Stock Appreciation Rights (or installments thereof) plus (ii) the COC Payment attributable to your other Change in Control Benefits under Part Two of the Agreement would, when added to the Present Value of all of your Other COC Payments, exceed the Benefit Limit, then the following reductions shall be made to the Change in Control Benefits to which you are otherwise entitled under Part Two of this Agreement and your Acquisition-Accelerated Options and RSUs, to the extent necessary to assure that such Benefit Limit is not exceeded:
     first, the dollar amount of the Prorated Bonus to which you would otherwise be entitled shall be reduced, next, the dollar amount of the Change in Control Payment to which you would otherwise be entitled shall be reduced,

Appendix I — Page 1

     next, your RSUs which would otherwise be payable shall be reduced (based on the amount of RSU COC Payment attributable to such RSUs), with the actual RSUs to be so reduced to be determined by you, and then the number of shares as to which Acquisition-Accelerated and Severance-Accelerated Options and Stock Appreciation Rights would otherwise be exercisable shall be reduced (based on the amount of the Option COC Payment attributable to each such Option and the Stock Appreciation Right COC Payment attributable to each such Stock Appreciation Right) to the extent necessary to eliminate such excess, with the actual Options and Stock Appreciation Rights to be so reduced to be determined by you.
     (b) At the 80% Threshold Time, the Benefit Limit shall be calculated in good faith with such calculation to be based upon the probability of the consummation of the Merger, and any benefit reduction required by paragraph 2 above on the basis of such good-faith calculation shall be applied at that time. The Benefit Limit shall be recalculated in accordance with this Appendix I as soon as administratively practicable following the consummation of the Merger. To the extent any Options or RSUs are reduced and terminated in connection with the initial calculation made at the 80% Threshold Time, those Options and RSUs will not be subsequently restored in connection with the re-calculation of the Benefit Limit following the consummation of the Merger, even if those terminated Options and RSUs could have otherwise fallen within the Benefit Limit as so re-calculated.
3. Resolution Procedures. In the event there is any disagreement between you and the Company as to whether one or more payments to which you become entitled in connection with the Merger constitute COC Payments, Option COC Payments, RSU COC Payments, Stock Appreciation Right COC Payments, or Other COC Payments or as to the determination of the Present Value thereof, such dispute will be resolved as follows:
     (a) In the event the Treasury Regulations issued under Code Section 280G (or applicable judicial decisions) specifically address the status of any such payment or the method of valuation therefor, the characterization afforded to such payment by the Treasury Regulations (or such decisions) will, together with the applicable valuation methodology, be controlling.
     (b) In the event Treasury Regulations (or applicable judicial decisions) do not address the status of any payment in dispute, the matter will be submitted for resolution to the Independent Auditors. The resolution reached by the Independent Auditors will be final and controlling; provided, however, that if in the judgment of the Independent Auditors, the status of the payment in dispute can be resolved through the obtainment of a private letter ruling from the Internal Revenue Service, a formal and proper request for such ruling will be prepared and submitted by the Independent Auditors, and the determination made by the Internal Revenue Service in the issued ruling will be controlling. All expenses incurred in connection with the retention of the Independent Auditors and (if applicable) the preparation and submission of the ruling request shall be shared equally by you and the Company.
     (c) In the event Treasury Regulations (or applicable judicial decisions) do not address the appropriate valuation methodology for any payment in dispute, the Present Value thereof will, at the Independent Auditor’s election, be determined through an independent third-party appraisal, and the expenses incurred in obtaining such appraisal shall be shared equally by you and the Company.

Appendix I — Page 2

EXHIBIT A
RELEASE
NOTE: YOU SHOULD CONSULT WITH AN ATTORNEY PRIOR TO
SIGNING THIS DOCUMENT
WAIVER AND RELEASE OF CLAIMS
          1. Pursuant to this Waiver and Release of Claims (this “Waiver”) and in consideration of the benefits to be provided to me under that certain letter to me, dated                     , (the “Letter Agreement”) from Perot Systems Corporation (hereinafter, the “Company”) regarding change in control severance benefits (the “Program”), subject to the limitations set forth below, I                     , hereby waive and release any and all claims, suits, damages, liabilities, demands and causes of action, whether known or unknown, existing or contingent, or whether at law or equity relating to any of the following (“Claims”):
•	age discrimination Claims under the federal Age Discrimination in Employment Act;

•	age discrimination Claims under any state or local laws;

•	discrimination Claims under federal, state, or local laws based on race, color, creed, marital status, veteran status, sex, sexual preference, national origin, citizenship, disability, handicap or religion;

•	common law contract or tort Claims, including, but not limited to: wrongful discharge or public policy Claims; Claims for breach of an express or implied contract; Claims for breach of an implied covenant of good faith and fair dealing; intentional infliction of emotional distress Claims; defamation Claims; tortious interference with contract or prospective economic advantage Claims; Claims for personal injury, including but not limited to mental anguish, emotional distress, pain and suffering, humiliation, and damage to name or reputation; Claims for severance, and retaliation Claims;

•	whistleblower Claims under the Sarbanes-Oxley Act or any other federal, state, or local laws;

•	Claims under the federal Employee Retirement Income Security Act;

•	Claims under the federal Family and Medical Leave Act;

•	Claims for liquidated or punitive damages or for attorneys’ fees and costs asserted under any of the above theories;

Exhibit A — Page 1

Claims shall not apply to (a) Claims for workers’ compensation benefits or unemployment compensation benefits, (b) Claims under the Program, (c) Claims brought under the Company’s Certificate of Incorporation or Bylaws, any indemnification agreement between the Company and me, or insurance policies maintained by the Company, (d) claims for indemnification pursuant to Section 5.9 of the “Merger Agreement,” as such term is defined in the Letter Agreement, (e) Claims for any employee pension or health and welfare benefits I may be entitled to in accordance with the terms of the governing plan documents, or (f) Claims under the Age Discrimination in Employment Act that arise after the date this Waiver is executed.
          2. I may revoke this Waiver for a period of seven (7) days following the day I sign it by submitting written notice of my revocation to [NAME], [TITLE], [ADDRESS].
          3. I acknowledge that I have been advised in writing to consult with an attorney prior to signing this Waiver and that I have been given twenty-one (21) days to consider this Waiver.
          4. This Waiver shall be binding upon me and my heirs, administrators, representatives, executors, and assigns.
          I HAVE CAREFULLY READ THIS ENTIRE DOCUMENT. I UNDERSTAND THAT BY SIGNING THIS DOCUMENT, I AM WAIVING THE SPECIFIED CLAIMS ABOVE. I HAVE SIGNED THIS WAIVER VOLUNTARILY, INTENDING TO BE LEGALLY BOUND.
          I have signed this Waiver this                      day of                     , ___.
          Employee Signature:

Exhibit A — Page 2